Mail Stop 4628

                                                          February 1, 2019

Via Facsimile
Phung Khong Fock Thomas
Chief Financial Officer
China Yuchai International Ltd.
16 Raffles Quay
#39-01A Hong Leong Building
Singapore 048581

       Re:    China Yuchai International Ltd.
              Form 20-F for the Fiscal Year Ended December 31, 2017 Filed April 16, 2018
              File No. 1-13522

Dear Mr. Phung Khong Fock Thomas:

        We refer you to our comment letter dated November 30, 2018, regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director